BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

07021284

February 13, 2007

PROCESSED
FEB 28 2007
THOMSON
FINANCIAL

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs/ Mesdames:

SUPPL

Re: BOSS GOLD INTERNATIONAL CORP. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since November 6, 2006:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended September 30, 2006 with relevant MD&A.

B. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

C. Copy of news release issued during the relevant period.

D. Copy of Material Change Report (Form 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

82-4571

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

September 30, 2006
(Prepared by Management)

BOSS GOLD INTERNATIONAL CORP.

September 30, 2006

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

BOSS GOLD INTERNATIONAL CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
(Prepared by Management)

	(Unaudited) 30-Sep-06	(Audited) 31-Dec-05
ASSETS		
Current		
Cash and cash equivalents	$ 60	$ 86,641
Goods and Services Tax receivable	9,095	7,550
Prepaid expenses	1,250	1,250
	10,405	95,441
Capital assets – Note 4	335	507
Resource properties – Note 5	2,294	-
	$ 13,034	$ 95,948
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 7	$ 368,441	$ 272,768
Due to related parties – Note 7	31,813	10,313
	400,254	283,081
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,481,051	4,465,051
Contributed surplus – Note 6	40,618	47,618
Deficit	(4,908,889)	(4,699,802)
	(387,220)	(187,133)
	$ 13,034	$ 95,948

Nature and Continuance of Operations – Note 2
Subsequent Events - Note 8

APPROVED BY THE DIRECTORS:

"Irvin Ridd" , Director

"Douglas Brooks" , Director

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended	
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05
Administrative expenses				
Accounting, audit and legal fees	$ 5,314	$ 856	$ 94,162	$ 13,881
Amortization	58	58	173	173
Interest	13,800	40,260	27,818	103,870
Management fees	7,500	7,500	22,500	22,500
Office, rent and miscellaneous	16,765	14,296	51,138	41,192
Transfer agent and filing fees	3,138	4,768	8,520	13,162
Net loss before other items	46,575	67,738	204,311	194,778
Prior year adjustments	-	-	4,776	-
Net loss for the period	46,575	67,738	209,087	194,778
Deficit, beginning of the period	4,862,314	4,509,209	4,699,802	4,382,169
Deficit, end of the period	$ 4,908,889	$ 4,576,947	$ 4,908,889	$ 4,576,947
Basic and diluted loss per share	$ 0.006	$ 0.031	$ 0.029	$ 0.089
Weighted average number of shares outstanding	7,269,467	2,219,540	7,269,284	2,191,335

BOSS GOLD INTERNATIONAL CORP.

INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS

For the three and nine months ended September 30, 2006 and 2005

(Unaudited – Prepared by Management)

	Three months ended		Nine months ended	
	30-Sep-06	30-Sep-05	30-Sep-06	30-Sep-05
Operating Activities				
Net loss for the period	$ (46,575)	$ (67,738)	$ (209,087)	$ (194,778)
Add (deduct) items not affecting cash:				
Amortization	58	58	173	173
	(46,517)	(67,680)	(208,914)	(194,605)
Changes in non-cash working capital items related to operations:				
GST and other receivable	(4,844)	134	(1,545)	(599)
Prepaid expenses	4,906	-	-	-
Accounts payable	44,290	66,400	95,672	(4,798)
Due to related parties	-	-	21,500	-
	(2,165)	(1,146)	(93,287)	(200,002)
Investing Activities				
Increase in resource property	-	-	(2,294)	-
	-	-	(2,294)	-
Financing Activities				
Issuance of common shares for cash	-	-	16,000	198,000
Contributed surplus	-	-	(7,000)	-
	-	-	9,000	198,000
Increase (decrease) in cash during the period	(2,165)	(1,146)	(86,581)	(2,002)
Cash, beginning of period	2,225	418	86,641	1,274
Cash, end of period (bank indebtedness)	$ 60	$ (728)	$ 60	$ (728)
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

BOSS GOLD INTERNATIONAL CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
September 30, 2006 and 2005
(Prepared by Management)

Note 1 Interim Financial Statements

While the information presented in these interim consolidated financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2005 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2005 audited financial statements.

Note 2 Nature and Continuance of Operations

The Company's principal business activity has been resource property exploration. The Company's shares are publicly traded on the NEX board of the TSX Venture Exchange. On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed its name to Boss Gold International Corp. from Boss Gold Corp. On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

These consolidated financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has a working capital deficiency of $389,849 at September 30, 2006, and has accumulated losses of $4,908,889 since inception. Its ability to continue as a going concern is dependant upon the ability of the Company to generate profitable operations in the future and/or to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations as they become due.

Note 3 Significant Accounting Policies

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiaries, Cora Online Resources Ltd. and Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

Note 3 Significant Accounting Policies – (cont'd)

b) Financial Instruments

The carrying values of cash and accounts payable approximate their fair values due to the short-term maturity of these instruments. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from its financial instruments.

c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the declining balance method at the following annual rate:

Office furniture	20%	per annum
Computer equipment	30%	per annum

Capital asset additions are amortized at one-half rates in the year of acquisition.

d) Stock-based Compensation

Effective for fiscal years commencing on or after January 1, 2004, Canadian generally accepted accounting principles require the fair value of all share purchase options to be expensed over their vesting period with a corresponding increase to contributed surplus. Upon exercise of share purchase options, the consideration paid by the option holder, together with the amount previously recognized in contributed surplus, is recorded as an increase to share capital. Previously only share purchase options granted to nonemployees followed this method and options granted to directors, officers and employees were not expensed.

The Company has adopted the new policy on a retroactive basis. No restatement of prior periods was required as no share purchase options were granted during the period January 1, 2002 to December 31, 2003. The Company uses the Black-Scholes option valuation model to calculate the fair value of share purchase options at the date of the grant. Option pricing models require the input of highly subjective assumptions, including the expected price volatility. Changes in these assumptions can materially affect the fair value estimate and, therefore, do not necessarily provide a reliable single measure of the fair value of the Company's share purchase options.

e) Resource Property Costs and Deferred Exploration Expenditures

The acquisition of resource properties and the related exploration and development costs are recorded at cost and deferred until the mineral properties are placed into production, sold or abandoned. Upon commencement of commercial production, these costs will be amortized based upon a method relating recoverable resource reserves to production. Non-producing resource properties that the Company abandons interest in are written-off in the year of abandonment.

Note 6 Share Capital

a) Authorized

100,000,000 common shares, without par value

b) Issued

	30-Sep-06		30-Sep-05	
	Shares	Amount	Shares	Amount
Balance, beginning	7,252,801	$ 4,465,051	3,358,620	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Share consolidation*			(4,439,080)	-
Exercise of option	16,666	9,000		
Reclassification of stock-based compensation charges	-	7,000	-	-
Balance, ending	7,269,467	$ 4,481,051	2,219,540	$ 3,373,851

On July 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants

At September 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

e) Stock-based Compensation Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

Note 6 Share Capital – (cont'd)

A summary of the status of the Company's stock option plan as of September 30, 2006 and September 30, 2005 and changes during the periods then ended is presented below:

	30-Sep-06		30-Sep-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at 31-Dec-05	231,453	$ 0.30	-	$ -
Granted	-	$ -	111,667	$ 0.54
Exercised	(16,666)	$ 0.54	-	$ -
Outstanding at 30-Sep-06	214,787	$ 0.28	111,667	$ 0.54

At September 30, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Options	Exercise Price	Expiry Date
214,787	$ 0.28	7-Nov-07

Note 7 Related Party Transactions

At September 30, 2006, accounts payable included $31,813 (2005: $9,013) owed to a director of the Company and a private company controlled by a director or officer of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 8 Proposed Reverse Takeover Transaction

Acquisition of Blizzard Uranium Deposit – Reverse Takeover Transaction

On July 28, 2006, the Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

Note 8 Proposed Reverse Takeover Transaction – (cont'd)

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile.

Note 8 Proposed Reverse Takeover Transaction – (cont'd)

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

1) Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").

2) Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman will be paid $50,000 by the Company.

3) The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.

4) Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.

5) Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.

6) The Company will change its name to "Boss Energy Corp."

7) The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.

8) Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. The Company will announce the terms of the financing once it has negotiated the final terms of the private placement.

Note 8 Proposed Reverse Takeover Transaction – (cont'd)

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested Shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of the announcement.

Note 9 Subsequent Events

On October 17, 2006, the Company announced that it was proceeding with the reverse takeover transaction announced on July 28, 2006. In connection therewith, shareholders at the Annual and Special General Meeting approved a name change of the Company to Boss Power Corp. or such other name as the Directors of the Company may approve.

BOSS GOLD INTERNATIONAL CORP.

(Formerly Boss Gold Corp.)

Management Discussion and Analysis of Financial Condition and Results of Operations

November 20, 2006

For the nine months ended September 30, 2006, Boss Gold International Corp. ("the Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of November 20, 2006 provides information on the operations of the Company for nine months ended September 30, 2006 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2005 and 2004.

OVERVIEW

The Company is primarily engaged in the acquisition and exploration of resource properties in North America.

On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis and changed the name of the Company from "Boss Gold Corp." to "Boss Gold International Corp." On July 11, 2005, the common shares of Boss Gold International Corp. commenced trading on the TSX Venture Exchange under the symbol BOG.H.

MINERAL PROPERTIES

At the present time, trading of the Company's shares has been halted pending a major transaction. The Company entered into an agreement dated July 27, 2006 (the "Agreement") with Anthony Beruschi, representing certain companies and related trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis under which Mr. Beruschi, Santoy and Mr. Travis will sell all of their actual, or purported interest, in and to the Blizzard uranium claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Company for $105,000,000. The purchase price will be payable by the issuance of a total of 52,500,000 common shares by the Company at a deemed price of $2.00 per share. 26,250,000 common shares will be issued by the Company to Santoy and 26,250,000 common shares will be issued by the Company to Mr. Beruschi's companies and / or other parties that hold interests in the Properties. The acquisition will constitute a Reverse Takeover of Boss under TSX Venture Exchange ("TSXV") Policy 5.2.

The Blizzard Claim is the host of an historic indicated uranium resource. The Blizzard uranium resource is a "basal-type", hydrogenic paleochannel deposit. A total of 21,184 metres of drilling in 478 reverse circulation and diamond drill holes were completed on the deposit in the 1970s. In August 1979, Kilborn Engineering issued an Engineering Feasibility Study based on the extensive drilling and engineering studies on behalf of a joint venture comprised of Norcen Energy Resources, Lacana Mining Corporation, Campbell Chibougamou Mines, E & B Explorations and Ontario Hydro. The Kilborn Feasibility Study is not in compliance with NI 43-101. The property was never placed into production due to a (now expired) moratorium on exploration and development for uranium resources in the province, which was imposed by the B.C. Government in 1980.

On November 15, 2005, Santoy filed a NI 43-101 compliant Technical Report on the Blizzard deposit prepared by Dr. Peter A. Christopher, PhD, P.Eng, a qualified person under NI 43-101, where the Kilborn historical reserve calculation of 2.2 million tonnes grading 0.214 percent U308, using a cut-off grade of 0.025% U308 and including a 15% mining dilution (for an estimated 10.4 million pounds of U308) was re-classified by Christopher into an indicated and inferred resource to reflect current usage.

MINERAL PROPERTIES – Cont'd

The following chart summarizes the historical indicated and inferred* resource estimates (as re-classified) from Dr. Christopher's report:

Category of Resource	Tonnes	Grade % u3o8	Contained Kg (%u3o8)
INDICATED**	1,914,973	0.247***	4,728,428
INFERRED**	4,685	0.162***	7,595

* Reported by Kilborn as Reserves but rules dictate classification as resources. Indicated resources include a 15% mining dilution
** Indicated and Inferred Reserves were converted to Indicated and Inferred Resources
*** Rounded to 3 places

The resource estimate cited predates and therefore does not conform to the more stringent reporting requirements of NI 43-101 and should not be relied upon according to those standards. Dr. Christopher has not done sufficient work to classify the historical estimates as a current mineral resource and the Company is not treating the historical estimate as a current mineral reserve or resource. While the drill and assay data used in the original estimate has not been subsequently verified, the Company believes that the historic resource estimate provide a favourable indication of the potential of the deposit and are relevant to this disclosure.

The Blizzard uranium deposit is interpreted to have been formed by the concentration of uranium minerals leached from nearby highly radioactive intrusive rocks and deposited in an old riverbed channel which was preserved from glacial erosion by a cover of younger volcanic rocks.

The deposit may be amenable to exploitation by widely used, low environmental impact, in situ solution recovery processes (ISL recovery) involving only minimal surface disturbance. The Kilborn feasibility study did not consider ISL as an extraction option and was based on the application of a conventional open pit mining method. Dr. Christopher had access to all historical data including drill logs and historical feasibility studies as prepared by Kilborn. No access to core samples was possible due to the destruction of these during reclamation of the exploration site. While Dr. Christopher has re-classified the Kilborn reserve estimates as resources he has cautioned in his report that other "best practice" guidelines to resource calculation are difficult to verify for a 26 year old feasibility study. Dr. Christopher's report is available on SEDAR and on Santoy's website. The Company will be requesting that Dr. Christopher prepare a NI 43-101 compliant technical report, which will be filed on SEDAR under the Company's profile.

Mr. Beruschi is a Vancouver based lawyer and businessman and Santoy is a British Columbia incorporated company that is listed on the TSXV under the symbol "SAN". Mr. Beruschi, Mr. Travis and Santoy are all arms length to the Company.

The following are some other key terms of the Agreement and the Settlement Agreement between Mr. Beruschi and Santoy:

MINERAL PROPERTIES – Cont'd

1. Mr. Beruschi will transfer to the Company all of his right and interest in and to certain other mineral claims that surround the Blizzard Claim (the "Additional Blizzard Claims").
2. Mr. Beruschi will further cause the transfer of the "Hydraulic Lake Claims" (together with the Additional Blizzard Claims and the Blizzard Claim, the "Properties") registered in the name of Dave Heyman to the Company. In consideration for such transfer, Mr. Heyman will be paid $50,000 by the Company.
3. The Company will pay Mr. Beruschi's companies additional cash payments up to a maximum amount of $1,200,000 payable upon the successful completion of private placements by the Company in connection with the acquisition of the Blizzard Claim.
4. Santoy will spend $1,000,000 in exploration expenditures on the Properties and will receive in return a 5% working interest in the Properties. The Company will have the right to purchase Santoy's 5% working interest in exchange for a $1.00 per lb uranium royalty.
5. Each of Santoy and Mr. Beruschi will have the right to appoint two directors to the board of directors of Boss, who will then appoint up to two additional directors and appoint a President.
6. The Company will change its name to "Boss Energy Corp."
7. The Company will have an option from Mr. Beruschi to acquire a 51% interest in the "Fuki and Haynes Lake Claims" and will have a right of first refusal over such claims for a set time period.
8. Mr. Beruschi will receive a royalty of $1.50 per lb uranium on the Properties and Mr. Travis will receive a $0.50 per lb uranium royalty on the Blizzard Claim one-half of which Santoy can purchase for up to three years for $500,000.

The Company expects to complete a brokered private placement in connection with the acquisition of the Blizzard Claim and is currently negotiating the terms of such financing. The Company will announce the terms of the financing once it has negotiated the final terms of the private placement.

The Blizzard Claim had been the subject of a title dispute regarding the ownership of the claim. Santoy had acquired its initial interest in the Blizzard Claim in conjunction with Sparton Resources Inc. under an option agreement with Mr. Travis. Mr. Travis had staked the claim using the Mineral Title OnLine system after Mr. Beruschi's agent failed to successfully convert the former Blizzard legacy claims utilizing the new on-line system, thereby leaving the claim open. Mr. Beruschi and Santoy have now entered into a Settlement Agreement in full settlement of the dispute under which they have each agreed to transfer their interest, or purported interest, in the Blizzard Claim to the Company.

Completion of the transaction is subject to a number of conditions, including TSXV acceptance and disinterested Shareholder approval. The transaction cannot close until the required shareholder approval is obtained. There can be no assurance that the transaction will be completed as proposed or at all. The technical information in the news release, announcing the acquisition was reviewed and approved by Rupert Allan, P.Geol on behalf of the Company.

Readers of the financial statements are cautioned that, except as disclosed in the Management Information Circular or Filing Statement to be prepared in connection with the transaction, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Company should be considered highly speculative.

The TSX Venture Exchange has in no way passed upon the merits of the proposed transaction and has neither approved nor disapproved the contents of this disclosure.

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

RESULTS OF OPERATIONS – Cont'd

Year-to-date
For the nine months ended September 30, 2006, the net loss was $209,087 or $0.029 per share compared to the net loss of $194,778 or $0.089 per share (7.35% increase) for the comparable period in 2005. The increase of $14,309 in net loss was primarily due to an increase of $80,281 in accounting, audit and legal fees, $9,946 in office, rent and miscellaneous, and $4,776 in prior year adjustments, which was offset by a decrease of $76,052 in interest, and $4,642 in transfer agent and filing fees.

During the nine months ended September 30, 2006, the Company incurred accounting, audit and legal fees of $94,162 (2005: $13,881), interest of $27,818 (2005: $103,870), management fees of $22,500 (2005: $22,500), office, rent and miscellaneous of $51,138 (2005: $41,192), transfer agent and filing fees of $8,520 (2005: $13,162). The Company also recorded an amortization of $173 (2005: $173) and prior year adjustments of $4,776 (2005: $Nil).

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the nine months ended September 30, 2006 and 2005, and the last three fiscal years ended December 31, 2005, 2004 and 2003:

	+/-*	Nine Months Ended 30-Sep-06	Nine Months Ended 30-Sep-05	+/-*	Year Ended 31-Dec-05	+/-*	Year Ended 31-Dec-04	Year Ended 31-Dec-03
	%	$	$	%	$	%	$	$
		Unaudited	Unaudited		Audited		Audited	Audited
Professonal fees	578.35	94,162	13,881	(5.59)	17,660	11.09	18,705	16,838
Amortization	N/C	173	173	(24.49)	222	(24.62)	294	390
Interest	(73.22)	27,818	103,870	73.31	97,008	35.04	55,973	41,448
Consulting fees	N/A	-	-	N/A	-	(100.00)	-	1,050
Management fees	N/C	22,500	22,500	N/C	30,000	N/C	30,000	30,000
Office, rent & misc.	24.15	51,138	41,192	7.26	47,296	(8.47)	44,094	48,174
Trans. agent & filing	(35.27)	8,520	13,162	7.62	11,793	3.15	10,958	10,623
Stock-based compen.	N/A	4,776	-	N/A	-	N/A	-	-

* +/- expresses increase/decrease in % compared to the prior year or comparative period of the prior year (if less than one year).

BOSS GOLD INTERNATIONAL CORP.
(Formerly Boss Gold Corp.)
Management Discussion and Analysis of Financial Condition and Results of Operations

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	2006	2006	2006	2005	2005	2005	2005	2004
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net income (loss)	(46,575)	(128,471)	(34,041)	(122,854)	(67,738)	(69,070)	(57,970)	(106,094)
Basic/diluted earning (loss) per share	(0.01)	(0.02)	(0.01)	(0.02)	(0.03)	(0.03)	(0.03)	(0.03)

For the quarter ended September 30, 2006, the net loss was $46,575 or $0.01 per share compared to the net loss of $128,471 or $0.02 per share (63.75% decrease) for the previous quarter ended June 30, 2006. The decrease of $81,896 in net loss was primarily due to a decrease of $82,731 in accounting, audit and legal fees, and $5,559 in office, rent and miscellaneous, which was offset by an increase of $6,583 in interest.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Company had working capital deficiency of $389,849 compared to $1,156,761 as at September 30, 2005. At the same time, the Company held cash on hand of $60 (2005: - $728) and liabilities totalled $400,254 (2005: $1,163,322). The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	30-Sep-06		30-Sep-05	
	Shares	Amount	Shares	Amount
Balance, beginning	7,252,801	$ 4,465,051	3,358,620	$ 3,175,851
For cash:				
Private placement			3,300,000	198,000
Share consolidation*			(4,439,080)	-
Exercise of option	16,666	9,000		
Reclassification of stock- based compensation charges	-	7,000	-	-
Balance, ending	7,269,467	$ 4,481,051	2,219,540	$ 3,373,851

*On June 15, 2005, the Company consolidated its share capital on a 3 old for 1 new basis.

SHARE CAPITAL – Cont'd

c) Private Placement

On November 9, 2005, the Company completed its $1,000,000 private placement. The Company issued 4,938,262 units of its securities at $0.2025 per unit, each unit consisting of one common share and one one-year transferable share purchase warrant with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $0.27 per share. The units were restricted from trading until March 1, 2006.

d) Share Purchase Warrants

At September 30, 2006, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Warrants	Exercise Price	Expiry Date
4,938,262	$ 0.27	31-Oct-06

Subsequent to the period ended September 30, 2006, all outstanding warrants were exercised.

e) Stock-based Compensation Plan

Share purchase options are granted with an exercise price equal to the market price of the Company's shares on the date of the grant and vest when granted. During the year ended December 31, 2004, the Company granted directors and officers share purchase options to purchase 335,000 (post-consolidation: 111,667) common shares at $0.18 (post-consolidation: $0.54) per share until January 14, 2006. From this option plan, 94,998 (post-consolidation) stock options were exercised at $0.54 (post-consolidation) per share on October 21, 2005 and the balance was exercised on January 3, 2006.

On October 21, 2005, the Company granted Incentive Stock Options on 214,787 shares of the Company's capital stock, exercisable for up to two years at a price of $0.28 per share, which price was not lower than the last closing price of the Company's shares prior to the grant date less the applicable discount. Included in this option plan, a total of 164,787 options were granted to directors. The options will be exercisable until November 7, 2007.

A summary of the Company's share purchase options outstanding is as follows:

	30-Sep-06		30-Sep-05	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding, beginning	231,453	$ 0.30	-	$ -
Granted	-	$ -	111,667	$ 0.54
Exercised	(16,666)	$ 0.54	-	$ -
Outstanding, ending	214,787	$ 0.28	111,667	$ 0.54

At September 30, 2006, 214,787 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, President and Chief Executive Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
President & CEO

82-4571

BOSS GOLD INTERNATIONAL CORP.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Douglas B. Brooks, Chief Financial Officer for **Boss Gold International Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold International Corp.** (the "Issuer") for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or cause it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external proposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: November 30, 2006

"Douglas B. Brooks"
Douglas B. Brooks
Chief Financial Officer

82-4571

RECEIVED

BOSS GOLD INTERNATIONAL CORP.

905 West Pender Street, Suite 501, Vancouver, BC V6C 1L6
Tel: 604.669.5819 ~ Fax: 604.669.5886
Email: ir@bossgold.com

FOR IMMEDIATE DISSEMINATION

February 5, 2007 **TSX-V (NEX) Trading Symbol: BOG.H**
12g3-2(b): 82-4571
Standard & Poor's Listed

ACQUISITION OF BLIZZARD URANIUM DEPOSIT – REVERSE TAKEOVER TRANSACTION UPDATE

VANCOUVER, February 5, 2007—Boss Gold International Corp. ("Boss") (TSX-V (NEX): BOG.H) announces that it is proceeding with its reverse takeover previously announced on July 28, 2006. Boss has entered into an agreement dated July 27, 2006 with Anthony J. Beruschi, representing his company and trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis and Cazador Resources Ltd. ("Cazador") under which Mr. Beruschi, Santoy and Mr. Travis and Cazador are selling all of their actual, or purported, interest in and to the Blizzard Uranium Claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to Boss for aggregate consideration of $105 million payable by the issuance of a total of 52,500,000 common shares of Boss at the deemed price of $2 per share (the "Acquisition"). Mr. Beruschi is a Canadian resident, lawyer and businessman, Mr. Travis is a Canadian resident and geologist and Santoy is a British Columbia incorporated company listed on the TSX Venture Exchange (the "TSX-V") under the symbol SAN. Cazador is a British Columbia incorporated company controlled by Mr. Travis. The transaction is an arm's length transaction.

Subject to completion of satisfactory due diligence, Blackmont Capital Inc. ("Blackmont") has agreed to act as Boss' sponsor in connection with the proposed Acquisition. In connection with the sponsorship, Boss has agreed to pay Blackmont a sponsorship fee plus all reasonable disbursements and Blackmont's legal fees incurred in connection with the sponsorship of Boss. The sponsor has also been provided, for a period of one year from the closing date of the Acquisition, with an exclusive right and opportunity to lead any offering of securities of Boss to be issued and sold to the public in Canada by private placement or public offering or to provide professional, sponsorship or advisory services performed by a broker or investment dealer. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

Boss also announces that it has retained Blackmont to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000. Further, in connection with the Acquisition, Boss intends to complete a non-

brokered private placement of up to 666,666 Units at a price of $0.75 per Unit for aggregate gross proceeds of $500,000 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of Boss and one half of a common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable for one common share of Boss for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of Boss, if after expiry of the four month hold period the closing price of Boss' shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and Boss so elects, the exercise period will be reduced to 25 business days from the date notice is provided by Boss to the holders of the Warrants. Boss Gold intends to use the proceeds of the Financings to implement the Phase 1 work program recommended by the independent geologist who prepared the technical report in connection with the Acquisition, for working capital and for general corporate purposes. Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

Completion of the Acquisition and the Financings is subject to a number of conditions, including, among other things, TSX-V acceptance and shareholder approval of the Acquisition.

The Acquisition cannot close until the required shareholder approval is obtained. **There can be no assurance that the Acquisition or the Financings will be completed as proposed herein or at all.**

Investors are cautioned that, except as disclosed in any Management Information Circular or Filing Statement to be prepared in connection with the Acquisition, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of Boss should be considered highly speculative.

ON BEHALF OF THE BOARD OF DIRECTORS

Per: *"Irvin B. Ridd"*

IRVIN B. RIDD
Director

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release and has in no way passed upon the merit of the proposed transaction and has neither approved nor disapproved the contents of this press release.

82-4571

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold International Corp. (the "Issuer")
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 05, 2007

Item 3. **Press Release**

News Release dated February 5, 2007 and disseminated to the Canada Stockwatch Magazine, BC Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that it is proceeding with its reverse takeover previously announced on July 28, 2006.

The Issuer also announces that it has retained Blackmont to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000.

Item 5. **Full Description of Material Change**

The Issuer announces that it is proceeding with its reverse takeover previously announced on July 28, 2006. The Issuer has entered into an agreement dated July 27, 2006 with Anthony J. Beruschi, representing his companies and trustees, Santoy Resources Ltd. ("Santoy") and Adam Travis and Cazador Resources Ltd. ("Cazador") under which Mr. Beruschi, Santoy and Mr. Travis and Cazador are selling all of their actual, or purported, interest in and to the Blizzard Uranium Claim (the "Blizzard Claim"), located in the Greenwood Mining Division in south-central British Columbia, and certain surrounding mineral claims to the Issuer for aggregate consideration of $105 million payable by the issuance of a total of 52,500,000 common shares of the Issuer at the deemed price of $2 per

share (the "Acquisition"). Mr. Beruschi is a Canadian resident, lawyer and businessman, Mr. Travis is a Canadian resident and geologist and Santoy is a British Columbia incorporated company listed on the TSX Venture Exchange (the "TSX-V") under the symbol SAN. Cazador is a British Columbia incorporated company controlled by Mr. Travis. The transaction is an arm's length transaction.

Subject to completion of satisfactory due diligence, Blackmont Capital Inc. ("Blackmont") has agreed to act as the Issuer's sponsor in connection with the proposed Acquisition. In connection with the sponsorship, the Issuer has agreed to pay Blackmont a sponsorship fee plus all reasonable disbursements and Blackmont's legal fees incurred in connection with the sponsorship of the Issuer. The sponsor has also been provided, for a period of one year from the closing date of the Acquisition, with an exclusive right and opportunity to lead any offering of securities of the Issuer to be issued and sold to the public in Canada by private placement or public offering or to provide professional, sponsorship or advisory services performed by a broker or investment dealer. An agreement to sponsor should not be construed as any assurance with respect to the merits of the transaction or the likelihood of completion.

The Issuer also announces that it has retained Blackmont to act as its agent, on a best efforts basis, in connection with a proposed private placement (the "Private Placement") of 7,666,666 units (the "Units") at a price of $0.75 per Unit for aggregate gross proceeds (before fees and expenses) of $5,750,000. Further, in connection with the Acquisition, the Issuer intends to complete a non-brokered private placement of up to 666,666 Units at a price of $0.75 per Unit for aggregate gross proceeds of $500,000 (together with the Private Placement, the "Financings"). Each Unit to be issued pursuant to the Financings will consist of one common share of the Issuer and one half of a common share purchase warrant (a "Warrant"). Each whole Warrant is exercisable for one common share of the Issuer for a period of 18 months from the closing of the Private Placement at an exercise price of $1.00. The expiry date of the Warrants may be reduced, upon notice to holders and at the election of the Issuer, if after expiry of the four month hold period the closing price of the Issuer's shares are at a price equal to or greater than $1.25 per share for 20 consecutive trading days. If this condition is met and the Issuer so elects, the exercise period will be reduced to 25 business days from the date notice is provided by the Issuer to the holders of the Warrants. The Issuer intends to use the proceeds of the Financings to implement the Phase 1 work program recommended by the independent geologist who prepared the technical report in connection with the Acquisition, for working capital and for general corporate purposes. Blackmont is to receive 7% of the gross proceeds of the brokered Private Placement and an option to acquire 7% of the total number of Units sold under the Private Placement with each option consisting of one Unit exercisable at a price of $0.75 for a period of 18 months from the closing of the Private Placement.

Completion of the Acquisition and the Financings is subject to a number of conditions, including, among other things, TSX-V acceptance and shareholder approval of the Acquisition.

The Acquisition cannot close until the required shareholder approval is obtained. **There can be no assurance that the Acquisition or the Financings will be completed as proposed herein or at all.**

Investors are cautioned that, except as disclosed in any Management Information Circular or Filing Statement to be prepared in connection with the Acquisition, any information released or received with respect to the reverse take-over may not be accurate or complete and should not be relied upon. Trading in the securities of the Issuer should be considered highly speculative.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 13th day of February, 2007.

"Douglas B. Brooks"
Douglas B. Brooks, President

END